Exhibit 99.1

NEWS RELEASE Calgary, Alberta, Canada – February 6, 2008 PRECISION DRILLING TRUST ANNOUNCES THE APPOINTMENT OF KENNETH J. HADDAD AS VICE PRESIDENT, BUSINESS DEVELOPMENT

Kevin Neveu, Chief Executive Officer of Precision Drilling Corporation (“Precision”), Administrator of Precision Drilling Trust, today announced the appointment of Kenneth J. Haddad as Vice President, Business Development of Precision.

Mr. Haddad was previously with the mergers and acquisitions group of Halliburton Company in Houston, where he was employed for the past 11 years.  Mr. Haddad holds a Bachelor of Science from Lowell University and a Masters of Business Administration from Suffolk University.

“Ken is a highly regarded M&A professional with over 20 years of experience in the global energy sector and we believe he will add significant value to Precision as we continue to assess opportunities within the current market," said Kevin Neveu. “His addition to our existing executive team will strengthen our transactional capability and be a great complement to our growth strategy.”

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone 403-716-4500, Fax 403-264-0251; website: www.precisiondrilling.com.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com